As filed with the Securities and Exchange Commission on March 30, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Nathanael P. Kibler, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

211 Commerce Street, Suite 800, Nashville, Tennessee 37201

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,999,989.25(a)	$649.00(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 425,531 shares in the offer, based upon a price per share of $11.75.
(b)

Calculated as $129.80 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2020.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $649.00

Form or Registration No:  005-84045

Filing Party:  GTJ REIT, Inc.

Date Filed:  February 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 13, 2020 (the “Original Schedule TO,” and collectively with Amendment No. 1 to the Schedule TO, filed with the SEC on February 25, 2020, Amendment No. 2 to the Schedule TO, filed with the SEC on February 26, 2020, Amendment No. 3 to the Schedule TO, filed with the SEC on March 18, 2020, and this Amendment No. 4, the “Schedule TO”), by GTJ REIT, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to a previously announced tender offer by the Company to purchase up to $4,999,989.25, or 425,531 shares, of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $11.75 per Share, in cash, less any applicable withholding taxes and without interest (the “Offer”).  The Offer was being made in accordance with the terms and subject to the conditions contained in the Offer to Purchase, dated February 13, 2020 (as supplemented and amended to the date hereof, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which are filed as exhibits to the Original Schedule TO.  The Offer was scheduled to expire at 12:00 Midnight, New York City Time, on March 31, 2020, unless extended or withdrawn. The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by the following:

On March 30, 2020, the Company announced that it had terminated the Offer as a result of conditions to the Offer not having been satisfied, as described below.

The Company’s obligation to acquire Shares pursuant to the Offer was subject to various terms and conditions as specified in the Offer to Purchase and Letter of Transmittal, including conditions that specified that there has not occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect the Company’s business or prospects or the benefits to the Company of the Offer, including, but not limited to, the commencement of an international or national calamity directly involving the United States, on or after the date of the Offer to Purchase, which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer.

The Company believes that the COVID-19 pandemic, particularly and specifically in the United States, qualifies as a “national calamity involving the United States,” making it inadvisable for the Company to proceed with the Offer.  In the Company’s reasonable judgment, the change in the general political, market, economic and financial conditions caused by the COVID-19 pandemic in the United States could reasonably be expected to materially and adversely affect the benefits to the Company of the Offer and make it inadvisable to proceed with the Offer. Accordingly, the Company has exercised its right to terminate the Offer as a result of this triggering event having occurred.

A copy of the press release issued by the Company on March 30, 2020 announcing the termination of the Offer is attached hereto as Exhibit (a)(1)(vi) and is incorporated herein by reference.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By:         /s/ Louis Sheinker

Name:   Louis Sheinker

Title:     President and Chief Operating Officer

Dated: March 30, 2020

Exhibit List

(a)(1)(i)*	Offer to Purchase, dated February 13, 2020
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program
(a)(1)(iv)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2020 regarding the Share Redemption Program
(a)(1)(v)**	Press Release dated March 18, 2020
(a)(1)(vi)***	Press Release dated March 30, 2020
(b)(i)

Credit Agreement with KeyBank National Association and Keybanc Capital Markets Inc., dated as of December 2, 2015 (incorporated by reference to Exhibit 10.134 to the Company’s Annual Report on Form 10-K filed with SEC on March 29, 2016)

(b)(ii)

First Amendment to Credit Agreement and Other Loan Documents, dated June 30, 2016, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, KeyBank National Association  and the other lending institutions party thereof (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iii)

Second Amendment to Credit Agreement and Other Loan Documents, dated July 27, 2017, with KeyBank National Association and other lending institutions party thereof (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017)

(b)(iv)

Third Amendment to Credit Agreement and Other Loan Documents, dated February 27, 2018, by and among GTJ Realty, LP, and the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2018)

(b)(v)

Fourth Amendment to Credit Agreement and Other Loan Documents, dated July 31, 2018, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank Association and the other lending institutions party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(b)(vi)

Fifth Amendment to Credit Agreement, dated September 11, 2019, by and among GTJ Realty, LP, the Company, certain subsidiaries and/or affiliates of the Company, Key Bank National Association and the other lending institutions party thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2019).

(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)
(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Louis Sheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)
(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)
(d)(viii)

Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018 (incorporated by reference to Exhibit (d)(viii) to the Company’s Schedule TO filed with the SEC on February 15, 2019).

(g) None.

(h) None.

* Previously filed with the Original Schedule TO on February 13, 2020.

** Previously filed with Amendment No. 3 to the Schedule TO on March 18, 2020.

***Filed herewith.